UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2021
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 12, 2021, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing preliminary results for the second quarter of 2021, an updated full-year 2021 outlook and a new $100 million share repurchase program. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2021	QIAGEN N.V.

	By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 12, 2021

Exhibit 99.1
QIAGEN announces preliminary Q2 2021 results exceeding
outlook, updates full-year 2021 outlook for declining COVID-19 test trends and plans new $100 million share repurchase program

● Preliminary Q2 2021 results: Net sales up 28% (+24% CER) to $567.3 million, above ~+20% CER outlook; adj. EPS up ~21% to $0.66-0.67 ($0.65-0.66 CER) vs. ~$0.62-0.64 CER outlook

● Very strong non-COVID product group sales: +52% CER growth in Q2 2021 to $407.6 million, representing 72% of total sales, expect at least 20% CER full-year growth

● Updated full-year 2021 outlook due to impact of faster-than-expected uptake of COVID-19 vaccines on test demand: At least 12% CER sales growth and at least $2.42 CER adj. EPS

● Commitment to value creation: Announcing new $100 million share repurchase program

Venlo, the Netherlands, July 12, 2021 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced preliminary results for the second quarter of 2021 that exceeded the outlook for net sales and adjusted earnings per share.

Net sales rose 28% (+24% at constant exchange rates, CER) to $567.3 million in Q2 2021 and above the outlook for about 20% CER growth. Currency movements against the U.S. dollar had a positive impact of about four percentage points on sales at actual rates in Q2 2021 over the year-ago period. For the first half of 2021, net sales rose 39% (+35% CER) to $1.135 billion.

Stronger-than-expected growth trends were seen for non-COVID product groups, rising 52% CER to $407.6 million in Q2 2021 and representing 72% of total sales. For the first half of 2021, non-COVID product group sales grew 37% (+33% CER) to $771.6 million and represented 68% of total sales. COVID-19 product group sales declined 17% CER in Q2 2021 compared to the year-ago period, to $159.7 million. Lower COVID-19 product group sales levels were seen across all regions and product categories, as the rapid uptake of COVID-19 vaccination campaigns led to reduced demand for testing.

Adjusted earnings per share (EPS) for the second quarter of 2021 are expected to be about $0.66-0.67 ($0.65-0.66 CER) against the outlook for about $0.62-0.64 CER, and an increase of about 21% from $0.55 in the second quarter of 2020. For the first half of 2021, adjusted EPS are expected to be about $1.32-1.33 ($1.30-1.31 CER) compared to $0.89 in the same period of 2020.

“QIAGEN delivered excellent results in the second quarter of 2021, driven by outstanding performance in our non-COVID product groups. We are seeing very positive growth in these product groups, which are the highest priority of our teams as we seek to expand on the opportunities within QIAGEN’s five pillars of growth. We anticipate ongoing strong demand in these product groups in the second half of 2021, as we aim for at least 20% CER growth for the full year and for these product groups to represent the majority of our sales,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V.

“We welcome the success of vaccination campaigns and their contributions to moving the world beyond the pandemic. At the same time, the faster-than-expected uptake has led to a reduction in demand for COVID-19 testing. This has prompted us to update our view on COVID-19 testing trends for the second half of 2021, and update the outlook for sales and adjusted EPS growth. As we prepare QIAGEN for sustained growth beyond the pandemic, and reaffirm the mid-term targets set for our five pillars of growth, we are confident in developing a stronger and more differentiated leadership position,” Bernard said.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “QIAGEN continued to deliver a strong level of sales growth and profitability throughout the first half of 2021. As part of our commitment to value creation, and anchored by a reaffirmation of the mid-term ambitions for QIAGEN’s five pillars of growth beyond the COVID-19 pandemic, we have also announced plans for a new $100 million share repurchase program. This reflects our confidence in QIAGEN’s growth prospects and is a reaffirmation of our commitment to increasing returns for shareholders.”

Preliminary Q2 2021 sales

Total sales, non-COVID and COVID-19 product groups

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID product groups	$408	+57%	+52%	72%	$772	+37%	+33%	68%
COVID-19 product groups	$160	-13%	-17%	28%	$363	+43%	+38%	32%
Total sales	$567	+28%	+24%	100%	$1,135	+39%	+35%	100%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product groups

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$203	+1%	-3%	36%	$430	+21%	+16%	38%
Diagnostic solutions	$154	+76%	+71%	27%	$304	+66%	+61%	27%
Of which QuantiFERON	$72	+114%	+109%	12%	$128	+63%	+59%	11%
Of which QIAstat-Dx	$16	+9%	+4%	3%	$37	+77%	+71%	3%
Of which NeuMoDx	$22	+226%	+209%	4%	$54	+478%	+450%	5%
Of which Other	$45	+37%	+33%	8%	$84	+14%	+11%	8%
PCR / Nucleic acid amplification	$109	+11%	+8%	19%	$225	+41%	+37%	20%
Genomics / NGS	$80	+115%	+110%	14%	$130	+65%	+61%	11%
Other	$22	+7%	+5%	4%	$45	+15%	+13%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sample technologies: Sales of non-COVID kits in Q2 2021 represented about two-thirds of this product group and rose about 30% CER, but sales of kits used for COVID-19 testing (especially manual sample preparation) declined at a significant double-digit CER rate over the year-ago period.
● Diagnostic solutions: QuantiFERON latent tuberculosis (TB) sales surged 109% CER to $72 million in Q2 2021 on growth rates above 110% CER in both the Americas and Europe / Middle East / Africa regions and about 30% CER in the Asia-Pacific / Japan region. Sales of the QIAstat-Dx syndromic testing solution rose over the Q2 2020 level while absorbing headwinds from reduced COVID-19 testing demand. NeuMoDx sales rose on an underlying basis despite the decline in COVID-19 demand, and Q2 2021 results included contributions from the full acquisition in September 2020. Companion diagnostic co-development revenue growth of 31% CER, along with robust double-digit CER gains in sales of precision medicine consumables, supported 33% CER growth in Q2 2021 in other areas of this product group.
● PCR / Nucleic acid amplification: QIAcuity digital PCR sales grew at a higher level than Q1 2021 amid increasing customer interest following the late 2020 launch. OEM products and enzymes grew compared to Q2 2020 while absorbing lower sales of COVID-19 products. Instrument sales declined, in particular for the Rotor Gene Q PCR cycler, against very high pandemic demand in Q2 2020.
● Genomics / NGS: Dynamic results in Q2 2021 driven by sales growth above 150% CER for universal consumables used in next-generation sequencing (NGS) amid an upturn in demand among customers involved in research and clinical applications, and supported by increasing sales of kits for COVID-19 variant analysis and sale of technology licenses. QIAGEN Digital Insights delivered high-single-digit CER growth, in particular double-digit CER gains in clinical applications.

Sales by product type and customer class

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$498	+33%	+28%	88%	$996	+42%	+38%	88%
Instruments	$69	+2%	-3%	12%	$138	+21%	+16%	12%
Molecular Diagnostics	$272	+33%	+28%	48%	$551	+45%	+40%	49%
Life Sciences	$296	+24%	+20%	52%	$584	+34%	+30%	51%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by geographic region

	Q2 2021				H1 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$257	+45%	+44%	45%	$501	+43%	+42%	44%
Europe / Middle East / Africa	$202	+23%	+15%	36%	$421	+44%	+35%	37%
Asia-Pacific / Japan	$109	+10%	+4%	19%	$213	+27%	+21%	19%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.

● Americas: Strongest regional performance in Q2 2021 driven by over 50% CER growth in the United States and QuantiFERON-TB. Brazil and Mexico sales fell at double-digit CER rates vs. Q2 2020.
● EMEA: Double-digit CER gains in Q2 2021 in the United Kingdom, Italy, Switzerland and Turkey, along with low-single-digit CER growth in Germany against a double-digit CER decline in France.
● Asia-Pacific / Japan: China leads region with 17% CER growth on improving trends for non-COVID product groups, while Japan sales fell at a mid-single-digit CER rate over Q2 2020. Higher sales were also seen in Australia and South Korea, more than absorbing a double-digit CER decline in India.

Full-year and Q3 2021 outlook

QIAGEN has updated its full-year 2021 outlook for net sales to grow at least 12% CER (prior outlook of about 18-20% CER) and for adjusted diluted EPS of at least $2.42 CER (prior outlook of about $2.42-2.46 CER). Based on rates as of June 30, 2021, currency movements against the U.S. dollar are still expected to create a positive impact of about 2-3 percentage points on net sales growth at actual rates for full-year 2021. A positive impact of about $0.02-0.03 per share is still expected on adjusted EPS.

For the third quarter of 2021, net sales at CER are expected to be at the same level of sales in Q3 2020 of about $483.8 million. Adjusted diluted EPS is expected to be about $0.52-0.53 CER compared to $0.58 in the year-ago quarter. Based on rates as of June 30, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about 1-2 percentage points on net sales growth at actual rates for Q3 2021. A positive impact of up to $0.01 per share is expected on adjusted diluted EPS.

New $100 million share repurchase program

QIAGEN intends to exercise the authorization granted by the Annual General Meeting of Shareholders on June 29, 2021, to purchase up to $100 million (excluding transaction costs) of QIAGEN shares. Based on the closing price on July 9, 2021, this represents approximately two million shares. Details of the repurchase program will be announced before its actual commencement in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares will be held in treasury in order to satisfy obligations for employee share-based remuneration plans. QIAGEN will provide regular updates on the progress of the repurchase program in the Investor Relations section at www.qiagen.com.

Conference call on July 13, 2021

A conference call is planned for Tuesday, July 13, 2021, at 15:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A presentation will be available shortly before the call and can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will be made available at this website, and a replay will also be made available after the event.

Full Q2 2021 results announcement on July 29, 2021

The publication of full results for the second quarter and first half of 2021 are planned for Thursday, July 29, 2021, at approximately 22:05 Central European Time (CET) / 16:05 Eastern Daylight Time (EDT). No conference call is planned.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2021, QIAGEN employed more than 5,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com